Exhibit 99.14

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2010 (the “Form 40-F”), I, Emerson Ricardo Re, M.Sc., MAusIMM, Corporate Manager, Reserves and Resources of Yamana hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Jacobina Project, the Pilar Project and the Gualcamayo Project, and to the mineral resource estimates for the Chapada Mine as at December 31, 2010 (the “Estimates”) and to the reports entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7, 2011 and “Technical Report for Gualcamayo Project, San Juan, Argentina, Report for NI 43-101 pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 25, 2011 (the “Reports”) and to the inclusion of references to and summaries of the Estimates and the Reports (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Emerson Ricardo Re
Name:	Emerson Ricardo Re
Title:	Corporate Manager, Reserves and Resources

Date: March 31, 2011